UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

AMERICAN BIO MEDICA CORPORATION

(Name of Issuer)

Common Stock, $ .01 par value

(Title of Class of Securities)

024600 10 8

(CUSIP Number)

James G. Dodrill II, Esq.

Law Office of James G. Dodrill II, P.A.

5800 Hamilton Way

Boca Raton, FL 33496

(561) 862-0529

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 024600 10 8	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John J. Moroney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,418,608
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,418,608
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,418,608
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 024600 10 8	13D	Page 3 of 4 Pages

Preamble:

This Schedule 13D supersedes the Schedule 13G as last amended by an amendment filed on April 27, 2020 by John J. Moroney (the “Filer”), relating to the shares of Common Stock of American Bio Medica Corporation. This Schedule 13D is being filed because the Filer may no longer qualify to file on Schedule 13G. See Item 4 below.

Item 1. Security and Issuer.

Name of Issuer: American Bio Medica Corporation

Address of Issuer’s Principal Executive Offices:

122 Smith Road

Kinderhook, New York 12106

Title and Class of Security:

Common Stock, $.01 par value

Item 2. Identity and Background.

(a)	John J. Moroney
(b)	118 Pegasus Drive, Jupiter, FL 33477
(c)	President, Landmark Pegasus Inc., 118 Pegasus Drive, Jupiter, FL 33477. Landmark is a corporate finance advisory and strategic consulting firm in the life-science and healthcare industries, established in 1983.
(d)	None
(e)	None
(f)	U.S.A.

Item 3. Source or Amount of Funds or Other Consideration.

All shares were acquired as compensation pursuant to various consulting contracts between the issuer and the Filer’s wholly owned corporation, Landmark Pegasus Inc.

Item 4. Purpose of Transaction.

The Filer acquired the shares as compensation pursuant to various consulting contracts between the issuer and the Filer’s wholly owned corporation, Landmark Pegasus Inc. The last of these contracts terminated on March 1, 2019 and no services have been provided since that time. Filer has historically been a passive investor who acquired and held the shares in the belief that they were undervalued.

Filer has recently come to believe that the issuer’s management’s interests are not aligned with the shareholders and that the issuer would be better served by modifying management. The issuer currently has one individual, Melissa A. Waterhouse, who serves as its Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, and, to Filer’s knowledge, Chief Compliance Officer and EVP of Regulatory Affairs. This individual has served in some or all of these capacities since October 2013. This individual does not own, and to Filer’s knowledge has not owned any shares of issuer’s stock during at least the preceding nine years. The issuer is undercapitalized and during the past seven years annual sales at the issuer have decreased from approximately $7.3 million to approximately $4.1 million, while net worth declined from $970,000 to approximately negative $1.3 million.

The Filer intends to have conversations or communications with issuer’s management, members of its board of directors and other shareholders to discuss the Filer’s thoughts and ideas. The Filer believes that the issuer’s shareholders would be better served if the issuer: (a) reduces Ms. Waterhouse’s duties to a more manageable level by supplementing management with a more experienced executive, (b) replaces Ms. Waterhouse with an individual to serve as the issuer’s Chief Financial Officer, (c) increases the size of the issuer’s board of directors and fill such positions with industry experienced individuals who hopefully will own or acquire shares of issuer’s common stock and have interests better aligned with the issuer’s shareholders and (d) secures additional, long term capital in order to provide the issuer with a better opportunity for long term growth.

Item 5. Interest in Securities of the Issuer.

Filer is the sole beneficial owner of all shares reflected on Filer’s cover page, 2,418,608 shares of issuer’s common stock. These shares constitute 6.2% of issuer’s issued and outstanding shares. Filer has sole power to vote and direct the vote and sole power to dispose and direct the disposition of these shares. Filer has not engaged in any transactions with respect to the issuer’s securities since prior to the filing of Filer’s Schedule 13G/A on April 27, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 024600 10 8	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6/1/21
Date

/s/ John J. Moroney
Signature

John J. Moroney
Name/Title